UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-9073
Report For Period: October 1, 1998 to December 31, 1998



In the Matter of:
CENTRAL POWER AND LIGHT COMPANY, et al.




This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL), a subsidiary of Central and South West Corporation (CSW), pursuant to an order issued by the Securities and Exchange Commission dated October 21, 1998 (HCAR 35-26931). The Better Choice Home Mortgage Program ("Better Choices Program") is a mortgage incentive program designed to promote efficient energy use and environmental conservation. The matter requires that CPL file quarterly reports providing the following information with respect to the Better Choices Program provided to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU), (collectively, "Operating Companies") and Central and South West Services (Services): 1) a balance sheet as of the relevant quarterly reporting date, 2) income statement for the preceding twelve months, and 3) the name of each Company providing the marketing services authorized by this order, the total number of Home Certifications made during the relevant period. This report covers the period from October 1, 1998 through December 31, 1998.

The requested information for the reporting period October 1, 1998 through December 31, 1998, is as follows:


1) Copies of the operating companies and Services balance sheet for the reporting period ended December 31, 1998 are attached as Exhibit 1.


2) Copies of the operating companies and Services income statement for the twelve months ended December 31, 1998 are attached as Exhibit 2.


3)     A)  The name of each Company providing the marketing
       services authorized by this order during for the period
       ending December 31, 1998 are:   None

       B)  The total number of Home Certifications made during the
       period ending December 31, 1998 are:   None.

                         S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 26th day of February 1999.

                                        Central Power and
                                        Light Company, et al.

                                        /s/ R. Russell Davis
                                        R. Russell Davis

                                        Controller and Chief
                                        Accounting Officer

                         INDEX TO EXHIBITS






Exhibit
Number                         Exhibit
-------                        -------

1            Balance sheets for the reporting period ended
             December 31, 1998, as required for:
             a)    Central Power and Light (CPL)
             b)    Public Service Company of Oklahoma (PSO)
             c)    Southwestern Electric Power Company (SWEPCO)
             d)    West Texas Utilities Company (WTU)
             e)    Central and South West Services, Inc. (Services)


2            Income statements for the reporting period ended
             December 31, 1998, as required for:
             a) Central Power and Light (CPL)
             b) Public Service Company of Oklahoma (PSO)
             c) Southwestern Electric Power Company (SWEPCO)
             d) West Texas Utilities Company (WTU)
             e) Central and South West Services, Inc. (Services)